                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE TO/A
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                                ---------------

                           SCHEIN PHARMACEUTICAL, INC.
                            (Name of Subject Company)

                                ---------------

                              WS ACQUISITION CORP.
                          WATSON PHARMACEUTICALS, INC.
                      (Name of Filing Persons -- Offerors)

                                ---------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                ---------------

                                    806416103
                      (CUSIP Number of Class of Securities)

                                ---------------

                                ROBERT C. FUNSTEN
                              WS ACQUISITION CORP.
                        C/O WATSON PHARMACEUTICALS, INC.
                                311 BONNIE CIRCLE
                              CORONA, CA 92880-2882
                                 (909) 270-1400
       (Name, Address and Telephone Number of Person Authorized to Receive
               Notices and Communications on Behalf of the Bidder)

                                ---------------

                                   COPIES TO:
                                 JAMES R. JONES
                                 KEITH A. FLAUM
                               COOLEY GODWARD LLP
                              FIVE PALO ALTO SQUARE
                               3000 EL CAMINO REAL
                               PALO ALTO, CA 94306
                                 (650) 843-5000

                                ---------------

                            CALCULATION OF FILING FEE

================================================================================
TRANSACTION VALUATION                                       AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
$ 644,197,788                                                   $128,839.56
================================================================================

* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 33,035,784 shares of common stock, par value $0.01 per share (the "Shares"), at a price per Share of $19.50 in cash. Such number of Shares represents all of the Shares outstanding as of May 15, 2000.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $128,839.56      Filing Party: WS Acquisition Corp. and
                                         Watson Pharmaceuticals, Inc. Form or
Registration No.: Schedule TO            Date Filed: June 6, 2000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|  third-party tender offer subject to Rule 14d-1.

|_|  issuer tender offer subject to Rule 13e-4.

|_|  going-private transaction subject to Rule 13e-3.

|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by WS Acquisition Corp., a Delaware corporation (the "Purchaser") and Watson Pharmaceuticals, Inc., a Nevada corporation ("Parent"), on June 6, 2000, as amended on June 21 2000 and July 5, 2000, relating to the offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Schein Pharmaceutical, Inc., a Delaware corporation (the "Company"), at a purchase price of $19.50 per Share, net to the seller in cash, subject to applicable withholding of taxes, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 6, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

ITEM 4. TERMS OF THE TRANSACTION

Item 4 is hereby amended and supplemented as follows:

     As of July 6, 2000, Purchaser accepted 26,070,950 Shares for purchase at $19.50 per Share. Purchaser has paid for 24,565,962 Shares. In addition, Notices of Guaranteed Delivery have been received for an additional 1,504,988 Shares. Watson expects to pay for such Shares after timely receipt of proper documentation.

     On July 6, 2000, Watson issued a press release announcing the final results of the Offer, a copy of which is filed as Exhibit (a)(1)(K) to this Amendment No. 3 and is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 is hereby amended and supplemented as follows:

     On July 6, 2000, Purchaser issued the press release contained in Exhibit
(a)(1)(K) hereto. The information set forth in the press release is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(K) Press Release dated July 6, 2000 titled "Watson Pharmaceuticals, Inc. Announces Completion of Tender Offer for Schein Pharmaceutical, Inc."

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   July 7, 2000
                                       WATSON PHARMACEUTICALS, INC.


                                       By:      /s/ Robert C. Funsten
                                                -----------------------------
                                       Name:    Robert C. Funsten
                                       Title:   Senior Vice President,
                                                General Counsel and Secretary


                                       WS ACQUISITION CORP.


                                       By:      /s/ Robert C. Funsten
                                                -----------------------------
                                       Name:    Robert C. Funsten
                                       Title:   Secretary